Hollysys Automation Technologies Announces its Second Sizable Acquisition to Further Establish its Strong Foothold in the International Market

Beijing, China – March 7, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it signed a stock purchase agreement (SPA) to acquire 100% ownership of Bond Corporation Pte. Ltd. and its group of companies (“Bond”). The total consideration for the acquisition is a combination of cash and stock, aggregating an equivalent of approximately US$ 73 million, including a two-year incentive program payable in ordinary shares and additional incentive shares if Bond meets certain performance targets.

Bond Corporation Pte. Ltd. is a holding company registered in Singapore, with the subsidiaries Bond M&E Pte. Ltd. incorporated in Singapore in 1979, and Bond M&E Sdn. Bhd. and Bond M&E (K.L.) Sdn. Bhd. incorporated in Malaysia in 1983 and 1989, respectively. Bond provides complete mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works. Bond has a strong market presence, a highly renowned brand name, and a successful track record in Southeast Asia.

Pursuant to the stock purchase agreement, Hollysys will pay a fully refundable cash deposit of US$ 16.39 million within one month after signing the SPA, and, after the closing, an additional US$ 5.51 million within 6 months after signing the SPA and US$ 14.6 million within 18 months after signing the SPA, respectively.

After the closing, Hollysys will issue its ordinary shares worth US$ 14.60 million (40% of total share consideration) to the shareholders of Bond. The Bond shareholders also are entitled to Hollysys ordinary shares worth US$ 10.95 million (30% of total share consideration) as incentive shares in each of the next two fiscal years if Bond’s US-GAAP audited net income equals or exceeds US$ 8.81 million and US$ 10.57 million for Bond’s fiscal year 2013 ending December 31, 2013, and fiscal year 2014 ending December 31, 2014, respectively. Additional ordinary shares, as a premium on performance, will be issued to the Bond shareholders if Bond outperforms the targets mentioned above, but the premium will not exceed 15% of the total incentive shares in any case. Hollysys and Bond have agreed upon the compensation and incentives to be given to the management team of Bond to maintain the team stability after the acquisition.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased with this highly accretive and complementary acquisition of Bond after our successful acquisition of Concord Corporation Pte. Ltd. and its group of companies (“Concord”). Concord has a strong presence and capability in the rail and transportation field in Southeast Asia and Middle East markets, while Bond has much wider presence in the industrial field in Southeast Asia. We believe that these two corporations together will further establish our strong foothold in the fast growing Southeast Asia and Middle East industrial automation and rail transportation fields. Besides, both of these two companies can provide Hollysys a readily available channel to cross sell our existing product lines in rail and industrial segments. We also are excited to be able to retain a team of seasoned, efficient and productive professionals through this acquisition. Hollysys will leverage its strong proprietary technology and its capabilities accumulated from its leading positions in China’s industrial and rail segments to enter and penetrate into international market, through both organic growth and accretive acquisitions to maximize our shareholder value.”

Mr. Yap Choong, Executive Director of Bond, commented: “We are honored to be able to join and team up with Hollysys, a well-established proprietary technology and product provider in industrial automation and rail transportation in China. We are seeing great opportunities lying ahead of us, given the fast growth in the infrastructure, residential, industrial industries in our addressable markets in Southeast Asia. With more than 30 years strong track record, we believe the combination of our existing customer base and complete electrification solution capabilities and Hollysys’ proprietary technology and products will be of great benefit to capture the growth opportunities, both in the current addressable geographical regions and other international markets at large.”

Ms. Herriet Qu, CFO of Hollysys, commented: “This is another sizable and meaningful acquisition since we acquired Concord in 2011. We achieved productive results after the acquisition of Concord, and made several significant international breakthroughs. We believe Bond will be a strong complement to Concord in helping Hollysys to penetrate the Southeast Asia industrial automation market. We are very pleased to have concluded the SPA to acquire such a successful platform together with a team of professionals at a highly accretive valuation to its forward earnings. Bond meets all of our acquisition criteria, which we laid out as our corporate acquisition strategy, of accretion, complement, and ease of integration. We expect this acquisition will be closed around April 1, 2013, from when Bond revenue and income would be fully consolidated and reported under Hollysys. Going into the future, we will continue to work on efficiently using our cash to support our company’s stable and sustainable growth and maximize our shareholders’ value.”

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China, Southeast Asia and the Middle East that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993 in China, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai and India, and serves over 4,000 customers involving more than 15,000 projects in the industrial, railway, subway and nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

About Bond Corporation Pte. Ltd. and Its Group of Companies

Bond Corporation Pte. Ltd. is a holding company registered in Singapore, with the subsidiaries Bond M&E Pte. Ltd. incorporated in Singapore in 1979, and Bond M&E Sdn. Bhd. and Bond M&E (K.L.) Sdn. Bhd. incorporated in Malaysia in 1983 and 1989, respectively. Bond provides complete mechanical and electrical solutions with end to end capabilities in design, engineering, procurement, project management, construction and commissioning, and maintenance to a wide array of industries, including factories, data centers, banks, hospitals, airports, power stations, gas and instrumentation plants, hotels, commercial centers, residential buildings and infrastructure works. Bond has a strong presence, brand name recognition and track record in the rapidly developing markets of Malaysia, Singapore and other countries in Southeast Asia, executed by its strong, capable and professional workforce with high-standards, quality work and on-time completion working principles. Bond enjoys a high reputation and long term working relationships with its customers. It has MS ISO 9001:2008 Quality Management Systems certification for the implementation of quality control in projects.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com